UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Runa Capital Fund II, L.P.

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

Murat Akuyev, General Counsel	Kevin Sullivan
Runa Capital, Inc.	Heidi Steele
459 Hamilton Ave, Ste. 306, Palo Alto, CA 94301 646.629.9838	McDermott Will & Emery LLP 444 West Lake Street Chicago, IL 60606 312.372.2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5920M100		Page 2 of 11 Pages
1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Runa Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,557,043
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,557,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1 Based on 67,689,382 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100		Page 3 of 11 Pages
1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Runa Capital II (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,557,043
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,557,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Cayman Islands exempted company)

1 Based on 67,689,382 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100		Page 4 of 11 Pages
1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Runa Capital Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,992,618
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,992,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,992,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1 Based on 67,689,382 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100		Page 5 of 11 Pages
1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Runa Capital Opportunity I (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,711,969
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,711,969

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,711,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Cayman Islands exempted company)

1 Based on 67,689,382 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100		Page 6 of 11 Pages
1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Runa Ventures I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
719,351
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
719,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
719,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Bermuda company)

1 Based on 67,689,382 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100	Page 7 of 11 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of MariaDB plc (the “Issuer”). The address of the Issuer is 699 Veterans Blvd., Redwood City, CA 94063. The Reporting Persons (as defined below) previously reported their beneficial ownership of Ordinary Shares on a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2022. The Reporting Persons are filing this Schedule 13D in connection with the events set forth in Item 4 below and to provide the flexibility to potentially engage in the future in one or more of the activities described below in Item 4.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of:

•	Runa Capital Fund II, L.P., a Cayman Islands exempted limited partnership (“Runa Fund II”).

•	Runa Capital II (GP), a Cayman Islands exempted company (“Runa GP-2”), and the general partner of Runa Fund II. Please see below for the description of the investment and voting decisions by the company. John O’Kelly Lynch and Gary Carr are directors of Runa GP-2.

•	Runa Capital Opportunity Fund I, L.P., a Cayman Islands exempted limited partnership (“Runa Opportunity Fund I”).

•	Runa Ventures I Limited, a company organized under the laws of Bermuda (“Runa Ventures I”).

•	Runa Capital Opportunity I (GP), a Cayman Islands exempted company (“Runa Opportunity GP-I”), and the general partner of Runa Opportunity Fund I and the managing shareholder of Runa Ventures I. Please see below for the description of the investment and voting decisions by the company. John O’Kelly Lynch and Gary Carr are directors of Runa Opportunity GP-I.

All investment and voting decisions relating to the Ordinary Shares of MariaDB plc held by the Reporting Persons are made by the investment committees of their general partner or managing shareholder, as applicable (the “Investment Committee”).  Each investment committee is comprised of Andrey Bliznyuk, Dmitry Chikhachev, Dmitry Galperin and Ilya Zubarev.  Voting and investment decisions of each Investment Committee requires an affirmative vote of at least three of the foregoing individuals with no such member voting against such a decision. John O’Kelly Lynch and Gary Carr, each a director of the general partner or managing shareholder, or their respective representatives have the discretion to make investment decisions by the relevant company based on recommendations made by the members of the relevant Investment Committee.

(b) Each of the Reporting Persons and the other entities described in this Item 2 business address is:

Williams House, 4th Floor

20 Reid Street

Hamilton, Bermuda HM 11

(c) The principal business of each of the Reporting Persons is investments.

CUSIP No. G5920M100	Page 8 of 11 Pages

(d) None of the Reporting Persons nor the other persons listed in this Item 2, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the other persons listed in this Item 2 were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information set forth in Item 2(a) is incorporated herein by reference. John O’Kelly Lynch is a citizen of the Republic of Ireland and Gary Carr is a citizen of Canada and Bermuda.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons received the Ordinary Shares listed in Item 5 below pursuant to the business combination (the “Business Combination”) that occurred on December 16, 2022 and which consisted of the merger of MariaDB Corporation Ab, a Finnish private limited liability company, with and into Mangomill plc, an Irish public limited company and wholly owned subsidiary of Angel Pond Holdings Corporation, a Cayman Islands exempted company and, prior to the consummation of the Business Combination, a special purpose acquisition company, and other related transactions. The Ordinary Shares were purchased with working capital. The number of shares owned by the Reporting Persons has not changed since their last filing with the Securities and Exchange Commission on Schedule 13G on February 7, 2022.

Item 4. Purpose of the Transaction

On September 7, 2023, the Reporting Persons sent a letter (the “September 7 Letter”) to the Board of Directors of the Issuer (the “Board”) conveying each Reporting Person’s opposition to the Issuer entering into highly dilutive equity financing to fund its capital needs. The September 7 Letter states that Runa became aware that the Issuer was pursuing an alternative equity financing, without shareholder approval, that Runa believes will result in substantial and damaging dilution to the Issuer and its shareholders. The Reporting Persons believe that alternative financing is available to the Issuer that would be more beneficial to shareholders, including debt financing offered by the Reporting Persons. Subject to the Issuer providing clarification, the Reporting Persons are determined to prevent the Company from engaging in the highly dilutive equity financing being considered by the Company.

The September 7 Letter requested that the Issuer provide to the Reporting Persons the following information by 5pm Irish time on Monday, 11 September 2023:

1.            Full details of the contemplated financing by the Company, including any term sheet, heads of terms, or similar document, and all proposed transactional documents.

2.            An explanation on how the counterparty to the contemplated financing by the Company (the “Counterparty”) was introduced to the Issuer and full details of all correspondence with the Counterparty.

3.            A clarification whether any of the directors or any related party within the meaning of Section 220 of the Companies Act 2014 or any affiliated person is connected with the Counterparty and full details of any such relationship.

In the September 7 Letter, the Reporting Persons also requested confirmation that the Issuer will not enter into any commitment relating to the contemplated financing without giving the Reporting Persons 14 days’ notice.

The above summary of the September 7 Letter does not purport to be complete and is qualified in its entirety by reference to the copy of the September 7 Letter attached hereto as Exhibit 99.2 and incorporated herein by reference.

CUSIP No. G5920M100	Page 9 of 11 Pages

The Reporting Persons and their respective representatives may engage, from time to time, in discussions with the Issuer’s management and/or the Board, including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, financings, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and may engage and/or intend to engage, from time to time, in discussions with other current or prospective holders of Ordinary Shares and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Ordinary Shares or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), shareholders, providers of letters of credit and surety bonds, operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions may encompass a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, financings, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other shareholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers, or Issuer or Board consents, relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, the Reporting Persons may in the future, take such actions with respect to their investment in the Issuer as they deem appropriate, including the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt or equity financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other shareholders of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of the Reporting Persons and/or their affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Item 5. Interest in Securities of Issuer

(a), (b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D, which is incorporated herein by reference.

All investment and voting decisions relating to the Ordinary Shares held by the Reporting Persons are made by the investment committees of the general partner or managing shareholder of the Reporting Person (the “Investment Committee”). Each Investment Committee is comprised of Andrey Bliznyuk, Dmitry Chikhachev, Dmitry Galperin and Ilya Zubarev. Voting and investment decisions of each Investment Committee requires an affirmative vote of at least three of the foregoing individuals with no such member voting against such a decision. John O’Kelly Lynch and Gary Carr, each a director of the general partner or managing shareholder, or their respective representatives have the discretion to make investment decisions by the relevant company based on recommendations made by the members of the relevant Investment Committee.

CUSIP No. G5920M100	Page 10 of 11 Pages

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference. On July 20, 2023, the Reporting Persons entered into a Confidentiality Agreement with the Issuer, pursuant to which the Reporting Persons may be furnished with confidential information regarding the Issuer.

Item 7. Materials to be Filed as Exhibits

99.1	Joint Filing Agreement
99.2	Letter to the Issuer dated September 7, 2023

SCHEDULE 13D

CUSIP No. G5920M100	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

September 11, 2023

Runa Capital Fund II, L.P.

By:	Runa Capital II (GP)
(General Partner)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Capital II (GP)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Capital Opportunity Fund I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Capital Opportunity I (GP)

By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Ventures I Limited

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director